PRESS RELEASE

Amended Accounting Standard on Employee Benefits

(IAS19R) applicable as from January 1, 2013

Paris, France – Tuesday December 18, 2012 – Sanofi (EURONEXT: SAN and NYSE: SNY) announced today that the amended IAS 19 issued by the IASB in June 2011 will be applicable as from January 1, 2013 to its consolidated financial statements as previously indicated in the annual report on Form 20-F. The comparative periods presented in the 2013 financial statements will require retrospective application of the new standard. The application of this change would have reduced business net income by
€ 47 million in 2011 and by approximately € 75 million in 2012. The impact of this change on Shareholders’ Equity would have been negligible.

Comparative segment results for full year 2011 and 2012 interim periods are available on Sanofi’s website (http://www.sanofi.com/investors) along with a short explanatory presentation.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Jean-Marc Podvin + (33) 1 53 77 46 46 E-mail : mr@sanofi.com	Investor Relations Arnaud Delépine + (33) 1 53 77 45 45 E-mail : ir@sanofi.com

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